IMPORTANT NOTICE TO INVESTORS:

EAST COAST ETHANOL, LLC (“ECE”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ECE has filed with the SEC for more complete information about ECE and this offering. You may get this information for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ECE will arrange to send you the prospectus if you request it by calling (877) 323-3835; emailing us at investors@eastcoastethanol.us or visiting our web site at www.eastcoastethanol.us.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, AND ANY SUCH OFFER MAY BE WITHDRAWN AND REVOKED WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME PRIOR TO NOTICE OF ITS ACCEPTANCE GIVEN AFTER THE EFFECTIVE DATE. AN INDICATION OF INTEREST IN RESPONSE TO THIS ADVERTISEMENT WILL INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

Chairman’s Report

It is interesting to remind ourselves that nearly two years ago we began building East Coast Ethanol. Our goal and purpose was to be the primary supplier of ethanol for the southern United States. At that time there were no less than 10 different companies trying to accomplish the same goal. Today, we are one of only a couple that still remains. Our ability to stick to our plans and continue to complete our due diligence separates us from all of the others. It is easy to announce to the world your intentions, but it is quite different to deliver on your word.

East Coast Ethanol has the very best people from four states involved in our company. I do not have insight into the future, nor the ability to predict it, but I continue to believe we are doing the right thing for our communities, states and country. As crude oil prices approach $130 per barrel, it just makes good sense to be involved in the renewable energy business.
Our company is now at a very important stage in its development. Raising equity is not an easy task. We will succeed if we continue to focus on the task at hand, and rely on the strength of our people and business model. Dr. Randy Hudson Chairman

Project Updates

East Coast Ethanol is diligently working in each of the four project states at various levels of site evaluation procedures. Engineering and rail layout are proceeding in Jesup, GA and Campbellton, FL, as well as evaluations for the discharge systems and well requirements. The site in Chester, SC has progressed with engineering on the layout for the rail and roads.

Geotechnical work is also progressing on the plant location. The North Carolina project has identified multiple sites with the natural gas availability, and is currently being narrowed down to the best possible location. The directors of each state are currently holding informational meetings about East Coast Ethanol throughout our four states.

A complete list of these meetings can be made available by contacting our offices, or by visiting our website at: www.eastcoastethanol.us. The list will be updated regularly on the website for immediate access. If you would like to schedule a meeting in you area, please contact your local state office.

SEC Filing Status	Industry News	Ethanol Facts - Did You Know . . . .

East Coast Ethanol, LLC filed a registration statement for an equity securities offering with the Securities and Exchange Commission on Jan 28, 2008. The registration review process has been on-going since that time and we currently anticipate an effective date sometime in late July or early August. We can make no assurance or guarantee of that time frame but we are working very diligently to move the registration statement process forward. We will immediately notify all interested investors upon declaration of effectiveness of our registration statement.

Federal policy has played a vital role in the development of the biofuels industry. As ethanol production has exceeded the 7.5 billion gallon quota by year 2012 set forth in the Energy Policy Act of 2005, ethanol has clearly demonstrated it’s marketability as we endeavor to become more energy independent. The most recent legislation to be passed is the Energy and Security Act of 2007. This energy bill provides long term Biofuels growth with a 36 billion gallon per year renewable fuel standard by year 2022. 15 billion gallons will be produced from corn based ethanol by 2015 and 21 billion gallons of cellulosic sources by year 2022.

•      All auto makers approve ethanol blends up to 10%, no matter the model or make of the vehicle.

•      Ethanol is currently blended into approximately 46% of America’s gasoline, most in the form of the E-10 blend.

•      There is a 2.1 billion gallon combined demand in the states of NC, SC, GA, and FL for ethanol at an E-10 blend.

•      Ethanol carries an octane rating of 113.

•      In 2007, ethanol use in the U.S. reduced CO2 GHG emissions by approximately 10.1 million tons, equal to removing 1.5 million cars from the roadways.

•      One bushel of corn yields 2.8 gallons of ethanol.

•      Ethanol production utilizes only the starch in corn. Every 56 pound bushel yields 18 pounds of distiller’s grains.

•      In 2007, American farmers produced over 13 billion bushels of corn, of which, 3 billion bushels were used to make 8.3 billion gallons of ethanol.

Sources: Renewable Fuels Association, American Coalition for Ethanol, The Ethanol Promotion and Information Council, ProExporter Network

This newsletter contains forward-looking statements that involve future events, our future per-formance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties, including, but not limited to those listed below and those business risks and factors described in our filings with the Securities and Exchange Commission (“SEC”):.Changes in our business strategy, capital improvements or development plans; Construction delays and technical difficulties in constructing the plant; Changes in the environmental regulations that apply to our plant site and operations; Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile indust[r]ies: Changes in the availability and price of natural gas and corn, and the market for distillers grains; Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);Overcapacity within the ethanol industry: Changes and advances in ethanol production technology: and Competition from alternative fuel additives.

Our actual results or actions could and likely will differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in this communication. We are not under any duty to update the forward-looking statements contained in this newsletter. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication. You should read this newsletter with the understanding that our actual results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements.